PHIO PHARMACEUTICALS CORP.

411 Swedeland Road, Suite 23-1080

King of Prussia, PA 19406

August 21, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-3
Filed August 15, 2025
File No. 333-289621
Request for Acceleration of Effective Date

Dear Ms. Dickerson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on August 22, 2025, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Amanda Brown of Hogan Lovells US LLP at (267) 675-4683. Also, please notify Ms. Brown when this request for acceleration has been granted.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

By: /s/ Robert J. Bitterman

Name: Robert J. Bitterman

Title: President and Chief Executive Officer

cc: Amanda Brown, Hogan Lovells US LLP